UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Energy Conversion Devices, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
292659109
(CUSIP Number)
May 27, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	292659109

1	NAMES OF REPORTING PERSONS Diamondback Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

2,034,658 shares of Common Stock Calls to purchase 563,800 shares of Common Stock Convertible Senior Notes, convertible into 315,183 shares of Common Stock

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

2,034,658 shares of Common Stock Calls to purchase 563,800 shares of Common Stock Convertible Senior Notes, convertible into 315,183 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,034,658 shares of Common Stock Calls to purchase 563,800 shares of Common Stock Convertible Senior Notes, convertible into 315,183 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.32%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Page 2 of 9 Pages

CUSIP No.	292659109

1	NAMES OF REPORTING PERSONS Diamondback Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

2,034,658 shares of Common Stock Calls to purchase 563,800 shares of Common Stock Convertible Senior Notes, convertible into 315,183 shares of Common Stock

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

2,034,658 shares of Common Stock Calls to purchase 563,800 shares of Common Stock Convertible Senior Notes, convertible into 315,183 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,034,658 shares of Common Stock Calls to purchase 563,800 shares of Common Stock Convertible Senior Notes, convertible into 315,183 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.32%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Page 3 of 9 Pages

CUSIP No.	292659109

1	NAMES OF REPORTING PERSONS DBCM Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

2,034,658 shares of Common Stock Calls to purchase 563,800 shares of Common Stock Convertible Senior Notes, convertible into 315,183 shares of Common Stock

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

2,034,658 shares of Common Stock Calls to purchase 563,800 shares of Common Stock Convertible Senior Notes, convertible into 315,183 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,034,658 shares of Common Stock Calls to purchase 563,800 shares of Common Stock Convertible Senior Notes, convertible into 315,183 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.32%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Page 4 of 9 Pages

CUSIP No.	292659109
Item 1.
(a) Name of Issuer
Energy Conversion Devices, Inc. (the “Company”)
(b) Address of Issuer’s Principal Executive Offices
2956 Waterview Drive
Rochester Hills, Michigan 48309

Item 2(a).	Name of Person Filing

Item 2(b).	Address of Principal Business Office

Item 2(c).	Citizenship
Diamondback Master Fund, Ltd.
c/o Citco Fund Services (Cayman Islands) Ltd.
Windward I, 2nd Floor
Regatta Office Park, West Bay Road
P.O. Box 31106 SMB
Grand Cayman KY1-1205
Citizenship: Cayman Islands, British West Indies
Diamondback Capital Management, LLC
One Landmark Square, 15th Floor
Stamford, CT 06901
Citizenship: State of Delaware
DBCM Partners, LLC
One Landmark Square, 15th Floor
Stamford, CT 06901
Citizenship: State of Delaware

Item 2(d)	Title of Class of Securities
Common Stock, $0.01 par value (“Common Stock”)

Item 2(e)	CUSIP Number
292659109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

Page 5 of 9 Pages

CUSIP No.	292659109
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
As of the date of this filing, (i) Diamondback Master Fund, Ltd. beneficially owns 2,034,658 shares of Common Stock, Calls to purchase 563,800 shares of Common Stock and Convertible Senior Notes, convertible into 315,183 shares of Common Stock and (ii) each of Diamondback Capital Management, LLC and DBCM Partners, LLC may be deemed the beneficial owner of the 2,034,658 shares of Common Stock, Calls to purchase 563,800 shares of Common Stock and Convertible Senior Notes, convertible into 315,183 shares of Common Stock, beneficially owned by Diamondback Master Fund, Ltd.
Diamondback Capital Management, LLC is the investment manager of Diamondback Master Fund, Ltd. DBCM Partners, LLC is the managing member of Diamondback Capital Management, LLC. Each of Chad Loweth, Lawrence Sapanski and Richard H. Schimel (the “Diamondback Principals”) serve as managing members of DBCM Partners, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person or the Diamondback Principals as to beneficial ownership of the shares of Common Stock owned by another Reporting Person. In addition, each of Diamondback Capital Management, LLC, DBCM Partners, LLC and the Diamondback Principals disclaims beneficial ownership of the shares of Common Stock owned by Diamondback Master Fund, Ltd.
(b) Percent of class:
The Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 filed on May 10, 2010, indicates that the total number of outstanding shares of Common Stock as of May 6, 2010 was 45,762,991. Based on the Company’s outstanding shares of Common Stock as of May 6, 2010, each of Diamondback Master Fund, Ltd., Diamondback Capital Management, LLC and DBCM Partners, LLC may be deemed to beneficially own 6.32% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.
(c) Number of shares as to which such person has:

Page 6 of 9 Pages

CUSIP No.	292659109
(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

See Item 4(a)

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

See Item 4(a)

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
See Exhibit I.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits:
Exhibit I: Joint Filing Agreement, dated as of June 2, 2010, by and among Diamondback Master Fund, Ltd., Diamondback Capital Management, LLC and DBCM Partners, LLC

Page 7 of 9 Pages

CUSIP No.	292659109
SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated: June 2, 2010

DIAMONDBACK MASTER FUND, LTD.			DIAMONDBACK CAPITAL MANAGEMENT, LLC

By:	/s/ John Hagarty		By:	/s/ Rebecca Sheinberg

	Name:	John Hagarty		Name:	Rebecca Sheinberg
	Title:	Chief Operating Officer		Title:	Senior Compliance Officer

DBCM PARTNERS, LLC

By:	/s/ Lawrence Sapanski

	Name:	Lawrence Sapanski
	Title:	Managing Member

Page 8 of 9 Pages